SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 26)

American Strategic Income Portfolio, Inc.
( ASP )
- -----------------------------------------------------------------------------
(Name of Issuer)

Common Stock
- -----------------------------------------------------------------------------
(Title of Class of Securities)

030098107
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(CUSIP Number)

Paul E. Rasmussen
3300 IDS Center
80 South Eighth Street
Minneapolis, MN  55402-4130
- -----------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2007
- -----------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ x ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 030098107
- -----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Sit Investment Associates, Inc.    IRS Identification No. 41-1404829

     See Exhibit 1 for schedule of affiliated entities.
- -----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     OO Cash deposited in investment accounts regarding which Sit Investment Associates, Inc. and Sit Investment Fixed Income Advisors, Inc. have investment discretion.
- -----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]
- -----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
- -----------------------------------------------------------------------------
                    7.    SOLE VOTING POWER

   NUMBER OF              1,569,838 Shares
   SHARES           ----------------  -----------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER
   OWNED BY
   EACH             -----------------------------------------------------------
   REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON
   WITH                   1,569,838 Shares
                    -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER

- -----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     1,569,838 Shares
- -----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                [  ]

- -----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.10%
- -----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See instructions)

     IA
- -----------------------------------------------------------------------------

ITEM 1   Security and Issuer

         Common Stock
         American Strategic Income Portfolio, Inc.
         c/o Julie Kuck
   	 U.S. Bancorp Asset Management
	 800 Nicollet Mall, BC-MN-H05F
         Minneapolis, MN 55402

ITEM 2   Identity and Background

         a) Sit Investment Associates, Inc. ("SIA")
            Eugene C. Sit, Chairman, CEO, and Chief Investment Officer
            Peter Lewis Mitchelson, Vice Chairman, Senior Investment Officer,
	      and Director
            Michael Clinton Brilley, Sr. VP and Sr. Fixed Income Officer Roger Jerome Sit, President and Director
            Paul E. Rasmussen, Vice President, Secretary
            Frederick Richard Adler, Director
	    William E. Frenzel, Director
	    Ralph Strangis, Director

         b) Incorporated in the State of Minnesota
            3300 IDS Center, 80 South Eighth Street,
       	    Minneapolis, MN 55402

         c) Investment Management

         d) None of the individuals listed above or SIA has been convicted during the last 5 years of any criminal proceeding (excluding traffic violations).

         e) During the last five years none of the individuals listed above or SIA has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f) Each of the individuals listed above is a United States citizen.

ITEM 3   Source and Amount of Funds or Other Considerations

         00 Cash deposited in investment accounts regarding which Sit Investment Associates, Inc. and Sit Investment Fixed Income Advisors, Inc. have investment discretion.

ITEM 4   Purpose of Transaction

	 Shares of the Issuer have been acquired and sold over a period of time beginning March 11, 1996, and since the filing of the previous amendments to this Schedule 13D, in the ordinary course of business as an investment manager for investment purposes.

	 The shares of the Issuer have been trading at a significant discount to
	 net asset value during the past several years.  Sit Investment Associates,
	 Inc. ("SIA") and its subsidiary, Sit Investment Fixed Income Advisers,
	 Inc. ("SIFIA"), have determined that it is in the best interests of
	 certain of their clients to pursue with the Issuer changes in the Issuer's
	 practices that, if adopted, would provide a limited opportunity to
	 shareholders of the Issuer to redeem their shares at net asset value, or
	 to pursue other means which would enable shareholders to realize the net
	 asset value for their shares of the Issuer.

	 SIA sent a letter to the management of the Issuer dated January 28, 1998
	 proposing changes to the Issuer's practices (the letter was attached as
	 an exhibit to Schedule 13D filed on February 28, 1998).  On March 18, 1998
	 the management of the Issuer announced that it intended to recommend to
	 the Issuer's board of directors that the board authorize new discretionary
	 repurchase offers during December 1999 and December 2001.  The Issuer
	 repurchased 10% of its shares at net asset value in December 1999, and
	 did not offer to repurchase shares in December 2001.

	 Subsequently, the board of directors for the Issuer approved a proposal
	 to reorganize the Issuer into a specialty finance company that would elect
	 to be taxed as a real estate investment trust ("REIT").  Under the
	 proposal, shareholders of the Issuer who do not wish to receive shares of
	 the REIT will have the option, subject to certain limitations, of electing
	 to exchange their shares for shares of a newly formed closed-end management
	 investment company with investment policies, restrictions, and strategies
	 substantially similar to those of the Issuer.  After the proposal was
	 announced, SIA and management of the Issuer held discussions about the
	 proposal.

	 SIA and SIFIA seek to obtain the adoption of policies or strategies by
	 the Issuer that would tend to reduce or eliminate the discount at which
	 the shares of the Issuer will trade in the future, such as the re-purchase
	 policies discussed above, or that would otherwise enable shareholders to
	 liquidate shares of the Issuer at the Issuer's net asset value.  SIA and
	 SIFIA otherwise do not seek to influence or control the management of the
	 Issuer.

	 SIA and SIFIA will continue to acquire and sell shares of the Issuer on behalf of its clients for investment purposes in the ordinary course of business and will vote such additionally acquired shares in favor of any proposal submitted to shareholders that satisfactorily meets the objectives discussed above.

ITEM 5   Interest in Securities of the Issuer

	 a) As of September 26, 2007 Sit Investment Associates, Inc.("SIA") and its affiliates own 1,569,838 shares which represents 37.10% of the outstanding Shares. None of the executive officers or directors of SIA owns any other shares.

        Entity                                      Shares       Percentage
        ----------------                            ---------    ---------
        SIA (client accounts) 			    1,564,335	   36.97%
        Sit Balanced Fund                               5,503       0.13%
                                                     --------     -------
        Total Owned by SIA and Affiliated Entities  1,569,838      37.10%

         b) SIA has the sole power to vote and dispose of all of such shares.

	 c) Shares have been sold and acquired since August 9, 2007 as previously reported. Transactions (all open market transactions) effected since August 9, 2007 ranged in price from $10.57 to $11.43.

         d) Client accounts have the right to receive all dividends from and any proceeds from the sale of the shares. None of the client accounts owns more than 5% of the shares outstanding.

         e) Not applicable

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         Sit Investment Associates, Inc. or its affiliates has entered into investment management agreements with each of its clients pursuant to which Sit Investment Associates, Inc. or its affiliate has assumed the responsibility to vote on behalf of its clients all shares held by its clients in portfolios managed by Sit Investment Associates, Inc. and affiliates.

ITEM 7   Materials to be Filed as Exhibits

         Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
------------------
September 27, 2007

Sit Investment Associates, Inc.
By:   /s/ Paul E. Rasmussen
      -----------------------------------
      Name/Title: Paul E. Rasmussen, Vice President

                                   EXHIBIT 1

The Reporting Person.
Sit Investment Associates, Inc. ("SIA") is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

SIA has four subsidiaries, each of which are registered Investment Advisers:
        Sit Investment Fixed Income Advisors ("SIFIA")
        Sit/Kim International Investment Associates, Inc. ("SKI")
        Sit Fixed Income Advisors II, LLC
        Sit/Kim International Investment Associates II, LLC

SIA is the Investment Advisor for thirteen no-load, open-end mutual funds (the "Funds") which are comprised of six registered investment companies, two of that consist of series funds as listed below. SIA has the voting power and dispositive power for all securities held in SIA client accounts and the following thirteen mutual funds.

    1)  Sit Mid Cap Growth Fund, Inc.
    2)  Sit Large Cap Growth Fund, Inc.
    3)  Sit U.S. Government Securities Fund, Inc.
    4)  Sit Money Market Fund, Inc.
    Sit Mutual Funds, Inc.
        5)  Sit International Growth Fund (series A)
        6)  Sit Balanced Fund (series B)
        7)  Sit Developing Markets Growth Fund (series C)
        8)  Sit Small Cap Growth fund (series D)
	9)  Sit Science and Technology Growth Fund (Series E)
	10) Sit Dividend Growth Fund (Series G)
    Sit Mutual Funds II, Inc.
        11) Sit Tax-Free Income Fund (series A)
        12) Sit Minnesota Tax-Free Income Fund (series B)
	13) Sit High Income Municipal Bond Fund (series D)

Out of the affiliated entities indicated above, only SIA (client accounts), SIFIA (client accounts) and Sit Balanced Fund beneficially owned shares of the American Strategic Income Portfolio Inc. common stock as of September 26, 2007.